SEC LETTER TO SOURCE AGRICULTURE CORP.

Issuer Response to Letter dated May 23, 2024

Offering Statement on Form 1-A/A

SEC COMMENT	ADDRESSED BY
General
1. We note your response to prior comment 1. Please include a risk factor disclosing the potential legal risks, including risk of rescission, if the company is potentially effecting the offering through an unregistered broker-dealer.

The Company has amended its previously filed Form 1-A/A to include the following Risk Factor on page 14:

Risk of non-compliance with regulations, including a risk of being deemed to be using an unregistered broker-dealer to effect the Offering.

The Company intends to engage one or more marketing firms, including The Financial Star, to promote the Offering to prospective investors (each, a “Marketing Firm”). The Financial Star and other such Marketing Firms are not anticipated to be registered broker-dealers.

Section 3(a)(4)(A) of the Exchange Act generally defines a “broker” broadly as any person engaged in the business of effecting transactions in securities for the account of others. If a Marketing Firm is found to have engaged in activities requiring registration as “broker-dealer” without being properly registered as such, the Company could face liability for knowingly aiding and abetting assistance in securities transactions in violation of the broker-dealer registration requirements.  The Company could also face private actions for rescission from investors.  Such outcomes would have a material negative impact on the ability, time and resources to operate the Company.